Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 28, 2024

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D also does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

In addition, Ex. D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, even though they were not on the ICE Organizational Chart as they were in existence during the year ended December 31, 2023 but have since been dissolved.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,



Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/24	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

   24010789
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/24 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2024 (Year) by [signature] (Notary Public)

My Commission expires 8/29/24 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Patrick J. Troy
Notary Public, State of New York
Reg. No. 02TR6184992
Qualified in Westchester County
Commission Expires August 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

June 2024

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), and ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, as they were in existence during the year ended December 31, 2023 but have since been dissolved.

This Exhibit D does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	1,462
Accounts Receivable, Net of Allowance			539
Prepaid Expenses and Other Current Assets			86
Due from affiliates, net			275,135
Income tax receivable			1,405
	Current assets		278,627
NON-CURRENT ASSETS:			
Goodwill			89,412
Investment in subsidiary			59,971
	Other non-current assets		149,383
	Assets		428,010
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			96
SEC fees payable			2,762
Deferred revenue			109
	Current liabilities		2,967
NON-CURRENT LIABILITIES:			
Other non-current liabilities			0
	Non-Current liabilities		0
	Liabilities		2,967
Noncontrolling Interest			(27,418)
SHAREHOLDERS EQUITY:			
Additional paid-in capital			529
Retained earnings			451,932
	Equity		452,461
	Total liabilities and equity	$	428,010

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	71,138
Data services fees, net		7,712
Other revenues		30,949
Transaction based expenses		(8,355)
Total revenue, less transaction-based expenses		**101,444**
Professional services		30
Technology and communication		1,307
Selling, general and administrative		(75)
Affiliate expense		29,999
Operating expenses		**31,261**
Operating income		**70,183**
Intercompany Interest income		5,142
Other expense, net		**5,142**
Pre-tax net income		**75,325**
Income tax expense		653
Net income		**74,672**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,928
Accounts Receivable, Net		13
Current assets		1,941
NONCURRENT ASSETS:		
Goodwill		3,159
Other Intangibles, Net		955
Noncurrent assets		4,114
Total assets	$	6,055
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Due to affiliates, net		98
Deferred Revenue		10
Current liabilities		108
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		249
Noncurrent liabilities		249
Total liabilities	$	357
EQUITY:		
Retained earnings		5,698
Total equity		5,698
Total liabilities and equity	$	6,055

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Fixed Income Data Services		724
Total Revenue		724
Technology and communications		9
Rent and other occupancy		(1)
Selling, general and administration		9
Amortization and depreciation		358
Operating expenses		375
Operating income		349
Income Tax Expense		63
Net income	$	286

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchai Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BKFS I Services, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	157
Prepaid expenses and other current assets		1,123
Current assets		1,280
Assets		1,280
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		81
Accrued salaries and benefits		10,835
Other Current Liabilities		730
Current liabilities		11,646
Liabilities		11,646
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(9,975)
Retained deficit		(391)
Equity		(10,366)
Total liabilities and equity	$	1,280

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

BKFS I Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[(1)]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	15
Professional services	222
Selling, general and administrative	154
Operating expenses	**391**
Operating loss	**(391)**
Net loss	**(391)**

(1) Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Data & Analytics, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	21,333
Prepaid expenses and other current assets		35
Current assets		21,368
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		5,610
Accumulated depreciation		(251)
Property and equipment, net		5,359
NON-CURRENT ASSETS:		
Deferred contract costs		2,962
Other non-current assets		2,962
Assets		29,689
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,165
Accrued salaries and benefits		8,073
Other Current Liabilities		3,943
Income Tax Payable		22
Deferred revenue		3,573
Current liabilities		18,776
NON-CURRENT LIABILITIES:		
Other non-current liabilities		40
Deferred revenue - long term		174
Non-current liabilities		214
Liabilities		18,990
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(147,565)
Retained earnings		158,264
Equity		10,699
Total liabilities and equity	$	29,689

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Black Knight Data & Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	150,864
Affiliate revenue		383
Total revenue		**151,247**
Compensation and benefits		48,783
Technology and communication		44,561
Rent and occupancy		537
Selling, general and administrative		7,626
Depreciation and amortization		12,119
Affiliate expense		24,749
Operating expenses		**138,375**
Operating income		**12,872**
Interest income		46
Other income, net		145,346
Other income, net		**145,392**
Net income		**158,264**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Financial Services, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10
Due from affiliates		13,640
Income tax receivable		152,808
Current assets		166,458
Assets		166,458
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other current liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(1,240,763)
Retained earnings		(95)
Accumulated other comprehensive income		1,407,316
Equity		166,458
Total liabilities and equity	$	166,458

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[(1)]
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		**-**
Selling, general and administrative		4
Operating expenses		**4**
Operating loss		**(4)**
Pre-tax net loss		**(4)**
Income tax expense		91
Net loss		**(95)**

(1) Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Financial Services, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Other current assets	$ -
Current assets	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	1
Current liabilities	1
Liabilities	1
SHAREHOLDERS EQUITY:	
Additional paid-in capital	(215,611)
Retained earnings	215,610
Equity	(1)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Black Knight Financial Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Net loss before equity earnings	**(1)**
Equity Earnings in Subsidiaries	215,611
Net income	**215,610**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Government Solutions, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Other current assets	$ -
Current assets	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	2
Current liabilities	2
Liabilities	2
SHAREHOLDERS EQUITY:	
Additional paid-in capital	(2)
Equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income tax receivable	$	3,007
Current assets		3,007
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,128,500
Accumulated depreciation		(39,371)
Property and equipment, net		1,089,129
NON-CURRENT ASSETS:		
Goodwill		9,379,818
Other intangibles, net		3,157,663
Other non-current assets		559,941
Other non-current assets		13,097,422
Assets		14,189,558
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current	$	1,254,308
Other non-current liabilities		11,635
Non-current liabilities		1,265,943
Liabilities		1,265,943
SHAREHOLDERS EQUITY:		
Contributed capital		11,537,864
Retained earnings		1,385,751
Equity		12,923,615
Total liabilities and equity		14,189,558

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	21
Depreciation and amortization	140,967
Operating expenses	**140,988**
Operating loss	**(140,988)**
Pre-tax net loss	**(140,988)**
Income tax benefit	40,919
Net loss	**(100,069)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight InfoServ, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,008
Due from affiliates		4,118
Prepaid expenses and other current assets		38
Income tax receivable		5,892
Current assets		13,056
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		174
Accumulated depreciation		(11)
Property and equipment, net		163
NON-CURRENT ASSETS:		
Other non-current assets		710,543
Deferred tax assets		98,600
Other non-current assets		809,143
Assets		822,362
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		57,149
Other Current Liabilities		20,234
Income Tax Payable		456
Current liabilities		77,839
NON-CURRENT LIABILITIES:		
Other non-current liabilities		32,087
Long Term Debt		1,121,987
Non-current liabilities		1,154,074
Liabilities		1,231,913
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(113,113)
Retained deficit		(296,048)
Accumulated other comprehensive income		(390)
Equity		(409,551)
Total liabilities and equity	$	822,362

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight InfoServ, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Professional services	35
Rent and occupancy	2,159
Selling, general and administrative	227,448
Depreciation and amortization	33
Operating expenses	**229,675**
Operating loss	**(229,675)**
Interest income	24,281
Affiliate interest income	6,744
Interest expense	(110,112)
Other income, net	33,746
Other income, net	**(45,341)**
Pre-tax net loss	**(275,016)**
Income tax expense	90,734
Net loss before equity earnings	**(365,750)**
Equity Earnings in Subsidiaries	(1,906)
Net loss	**(367,656)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight IP Holding Company, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Other current assets	$ -
Current assets	-
Assets	-
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates	2
Current liabilities	2
Liabilities	2
SHAREHOLDERS EQUITY:	
Additional paid-in capital	(2)
Equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Servicing Technologies, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,208
Accounts receivable, net of allowance		111,624
Prepaid expenses and other current assets		19,921
Income tax receivable		28
Current assets		132,781
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		130,131
Accumulated depreciation		(6,892)
Property and equipment, net		123,239
NON-CURRENT ASSETS:		
Other non-current assets		9,870
Deferred contract costs		7,198
Other non-current assets		17,068
Assets		273,088
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		212
Accrued salaries and benefits		17,095
Other Current Liabilities		20,284
Deferred revenue		26,692
Current liabilities		64,283
NON-CURRENT LIABILITIES:		
Other non-current liabilities		269
Deferred revenue - long term		20,765
Non-current liabilities		21,034
Liabilities		85,317
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(257,516)
Retained earnings		445,287
Equity		187,771
Total liabilities and equity	$	273,088

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Black Knight Servicing Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	874,698
Total revenue		**874,698**
Compensation and benefits		255,573
Technology and communication		80,504
Rent and occupancy		10,607
Selling, general and administrative		14,573
Depreciation and amortization		89,200
Affiliate expense		(20,748)
Operating expenses		**429,709**
Operating income		**444,989**
Interest income		302
Other income, net		**302**
Net income		**445,291**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Black Knight Technologies, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	8,287
Prepaid expenses and other current assets		67,917
Current assets		76,204
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,972
Accumulated depreciation		(125)
Property and equipment, net		1,847
NON-CURRENT ASSETS:		
Other intangibles, net		(2,082)
Other non-current assets		1,134
Deferred contract costs		284
Other non-current assets		(664)
Assets		77,387
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		34,360
Other Current Liabilities		5,971
Income Tax Payable		1,893
Deferred revenue		3,450
Current liabilities		45,674
NON-CURRENT LIABILITIES:		
Other non-current liabilities		244
Deferred revenue - long term		563
Non-current liabilities		807
Liabilities		46,481
SHAREHOLDERS EQUITY:		
Retained earnings		31,334
Accumulated other comprehensive income		(428)
Equity		30,906
Total liabilities and equity	$	77,387

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Black Knight Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ 64,286
Total revenue	**64,286**
Compensation and benefits	225,809
M&A	33,445
Technology and communication	25,902
Rent and occupancy	735
Selling, general and administrative	98,292
Depreciation and amortization	13,468
Affiliate expense	(2,037)
Operating expenses	**395,614**
Operating loss	**(331,328)**
Interest income	240
Interest expense	(1)
Other income, net	(11,152)
Other income, net	**(10,913)**
Net loss before equity earnings	**(342,241)**
Equity Earnings in Subsidiaries	(118)
Income/(Expense) from Discontinued Operations	(4,293)
Net loss	**(346,652)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	**1**
EQUITY:	
Member capital	2,703
Retained deficit	(2,704)
Equity	**(1)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

OTHER EXPENSE:		
Other expense		-
Other expense		**-**
Net loss	**$**	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	146
Current assets		146
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	**$**	**5,548**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Accrued salaries and benefits		1
Current liabilities		3
Total liabilities		**3**
EQUITY:		
Contributed capital		28,956
Retained deficit		(23,411)
Equity		**5,545**
Total liabilities and equity	**$**	**5,548**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chatham Energy, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	539
Operating revenues		**539**
OPERATING EXPENSES:		
Compensation and benefits		329
Professional services		7
Rent and occupancy		76
Technology and communication		30
Selling, general and administrative		12
Intercompany affiliate expense		47
Operating expenses		**501**
Net income	**$**	**38**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	49
Prepaid Expenses and Other Current Assets		5
Income tax receivable		4
Due from affiliates, net		730
Current assets		788
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**34,120**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		6,825
Non-current liabilities		6,825
Total liabilities		**6,825**
EQUITY:		
Contributed capital		1,950
Retained earnings		21,838
Accumulated other comprehensive income		3,507
Equity		**27,295**
Total liabilities and equity	**$**	**34,120**

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ecessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, e parent company) at that date but does not include all of the information required by generally accepted accounting mplete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, itements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-d with the Securities and Exchange Commission.

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general & administration	20
Operating expenses	**20**
Operating loss	**(20)**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net loss	(20)
Income tax benefit	2,246
Net income	**$ 2,226**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		**-**
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CHXBD, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	$ -
Due from affiliates, net	-
Current assets	-
Total assets	-
LIABILITIES and EQUITY	
Equity:	
Retained earnings	-
Total equity	-
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CHXBD, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:	
Transaction and clearing fees, net	$ -
Total revenues	-
Expenses:	
Selling, general and adminstrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax benefit	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Collateral Analytics, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Accounts receivable, net of allowance		$	1,811
Prepaid expenses and other current assets			2,234
Income tax receivable			239
	Current assets		4,284
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			430
Accumulated depreciation			(12)
	Property and equipment, net		418
NON-CURRENT ASSETS:			
Other non-current assets			7
Deferred contract costs			137
	Other non-current assets		144
	Assets		4,846
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities		$	48
Accrued salaries and benefits			130
Other Current Liabilities			318
Deferred revenue			118
	Current liabilities		614
	Liabilities		614
SHAREHOLDERS EQUITY:			
Additional paid-in capital			3,676
Retained earnings			558
	Equity		4,234
	Total liabilities and equity	$	4,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Collateral Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	15,723
Total revenue		**15,723**
Compensation and benefits		9,909
Professional services		91
Technology and communication		2,197
Rent and occupancy		18
Selling, general and administrative		212
Depreciation and amortization		3,013
Affiliate expense		(275)
Operating expenses		**15,165**
Operating income		**558**
Net income		**558**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodities Exchange Center
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total Assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,164
Income tax receivable		44
Current assets		2,208
PROPERTY AND EQUIPMENT		
Property and equipment cost		1,354
Accumulated depreciation		(1,351)
Property and equipement, net		3
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		1,027
Other non-current assets		1,027
Assets		3,238
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		122
Due to affiliates, net		4,180
Current liabilities		4,302
SHAREHOLDERS EQUITY:		
Contributed capital		651
Retained deficit		(1,715)
Equity		(1,064)
Total liabilities and equity	$	3,238

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Affiliate income	$	689
Total revenue		**689**
Compensation and benefits		693
Rent and Other Occupancy		61
Selling, general and administrative		3
Depreciation and amortization		2
Operating expenses		**759**
Operating loss		**(70)**
Other income, net		(2)
Other income, net		**(2)**
Pre-tax net loss		**(72)**
Income tax benefit		(15)
Net loss		**(57)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:				
	Cash and cash equivalents		$	13,493
	Prepaid expenses and other current assets			80
	Current income tax receivable			242
		Current assets		13,815
PLANT PROPERTY AND EQUIPMENT:				
	Operating Lease Right of Use Asset			2,452
	Property and equipment cost			43,072
	Accumulated depreciation			(34,038)
		Property and equipment, net		11,486
OTHER NON-CURRENT ASSETS:				
	Goodwill			358,772
	Other noncurrent assets			582
		Other non-current assets		359,354
		Assets		384,655
LIABILITIES and EQUITY:				
CURRENT LIABILITIES:				
	Accounts payable and accrued liabilities			151
	Accrued salaries and benefits			7,534
	Other Current Liabilities			1,180
	Due to affiliates, net			13,076
		Current liabilities		21,941
NON-CURRENT LIABILITIES:				
	Deferred tax liabilities - noncurrent			32,902
	Other Non Current Liabilities			1,316
		Non-current liabilities		34,218
		Liabilities		56,159
EQUITY:				
	Additional Paid in Capital			44,340
	Contributed capital			407,326
	Retained deficit			(124,863)
	Accumulated other comprehensive income			1,693
		Equity		328,496
		Total liabilities and equity	$	384,655

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total Fixed Income & Data Services Revenues	$	62
Affiliate revenue		31,072
Total revenue		31,134
Compensation and benefits		27,569
Professional services		193
Technology and communications		293
Rent and other occupancy		1,031
Selling, general & administration		432
Amortization & depreciation expense		5,633
Service & license fees to affiliate		4,750
Operating expenses		39,901
Operating loss		(8,767)
Interest income		379
Interest income from affiliates		2,298
Other income, net		69
Other income, net		2,746
Pre-tax net loss		(6,021)
Income tax expense		1,490
Net loss	$	(7,511)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	1,231
Accounts receivable, net of allowance		1,621
Due from affiliates, net		91,812
Assets	$	94,664
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		4,423
Equity	$	94,664
Total liabilities and equity	$	94,664

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	4,262
Total revenue		4,262
Selling, general & administration		223
Affiliate expense		93
Operating expenses		316
Operating income		3,946
Other income, net		27
Pre-tax net income		3,973
Net income	$	3,973

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:		
Income Tax Receivable		3
Due from affiliates, net		6,592
Current Assets		6,595
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	544
Other noncurrent assets		544
Assets	$	7,139
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		-
Current liabilities		-
EQUITY:		
Contributed Capital		201,492
Retained deficit		(194,935)
Accumulated other comprehensive income		582
Equity		7,139
Total liabilities and equity	$	7,139

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Other income, net		45
Pre-tax net income		45
Income tax expense		359
Net loss	$	(314)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

DCFB LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

eCops, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Electric Railroad LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

eMBS LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Other current assets	$	-
Current assets		-
Assets		-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		10,226
Current liabilities		10,226
Liabilities		10,226
SHAREHOLDERS EQUITY:		
Additional paid-in capital		(9,331)
Retained earnings		(895)
Equity		(10,226)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

eMBS LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Technology and communication	7
Depreciation and amortization	888
Operating expenses	**895**
Operating loss	**(895)**
Net loss	**(895)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		134
Income Tax Receivable		70
Due from affliliate, net		2,136
Current assets		2,340
NON-CURRENT ASSETS:		
Deferred Tax Asset		80
Non-current assets		80
Total assets	**$**	**2,420**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		30
Accrued salaries and benefits		269
Current liabilities		**299**
EQUITY:		
Contributed capital		1,394
Retained earnings		727
Equity		**2,121**
Total liability and equity	**$**	**2,420**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

TOTAL REVENUE	**$ -**
OPERATING EXPENSES:	
Selling, general and administrative	(8)
Operating expenses	**(8)**
Pre-tax net loss	8
Income tax benefit	32
Net Loss	**$ (24)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

essDOCS Amercias Limited
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 4
Income Tax Receivable	-
Current assets	4
Total assets	$ 4
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts Payable and Accrued Liabilites	-
Due to affiliates, net	$ 576
Current liabilities	576
NONCURRENT LIABILITIES:	
Deferred Tax Liabilities Non Current	22
Noncurrent liabilities	22
Total liabilities	$ 598
EQUITY:	
Retained deficit	(594)
Total equity	(594)
Total liabilities and equity	$ 4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

essDOCS Amercias Limited
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:	
Transaction fees, net	-
Total Revenue	-
Expenses:	
Professional services	(1)
Operating expenses	(1)
Other Income Net	-
Operating income	1
Income Tax Expense	1
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

ICE TRADE THE WORLD™

Hercules Solutions LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

NONCURRENT ASSETS:		
Other Intangibles, Net		2,969
Investment in subsidiary		151
Noncurrent assets		3,120
Total assets	$	3,120
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	336
Current liabilities		336
Total liabilities	$	336
EQUITY:		
Retained earnings		2,784
Total equity		2,784
Total liabilities and equity	$	3,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
OTC Revenue		-
Total Revenue		-
Expenses:		
Technology and communications		66
Rent and Other Occupancy		5
Amortization and depreciation		1,187
Operating expenses		1,258
Operating loss		(1,258)
Net loss	$	(1,258)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Highway Networks LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE 4165, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

OTHER NON-CURRENT ASSETS:		
Operating Lease Right of Use Asset		1,032
Property and Equipment		12,674
Accumulated depreciation		(4,284)
Other Non Current Assets		13
Non-current assets		9,435
Total assets		9,435
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued payable and Accrued Liabilities	$	43
Other Current Liabilities		61
Due to affilates, net		1,448
Current liabilities		1,552
NON CURRENT LIABILITIES:		
Other Non current liabilities	$	989
Non Current liabilities		989
EQUITY:		
Member capital		6,894
Equity		**6,894**
Total liabilities and equity	**$**	**9,435**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 4165, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		196
Amortization and Depreciation		670
Operating expenses		866
Operating loss		(866)
Pre-tax net loss		(866)
Income tax expense		0
Net loss	$	(866)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE 5660, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		142,536
Accumulated depreciation		(74,854)
Property and equipment, net		67,682
NON-CURRENT ASSETS		
Other non-current assets		138
Non-current assets		138
Total assets	$	67,820
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	897
Due to affiliate, net		9,417
Current liabilities		10,314
Total liabilities		10,314
EQUITY:		
Contributed capital		37,776
Retained earnings		19,730
Equity		57,506
Total liabilities and equity	$	67,820

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

OPERATING EXPENSES:		
Professional Services		711
Rent and other occupancy		4,046
Selling, general and administrative		2,120
Amortization and depreciation expense		6,604
Operating expenses		**13,481**
Net loss	**$**	**(13,481)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	931
Income Tax receivable		29
Prepaid expenses and other current assets		167
Current assets		1,127
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,890
Accumulated depreciation		(1,649)
Property and equipment, net		241
NON-CURRENT ASSETS:		
Goodwill		1,126
Deferred tax assets - noncurrent		689
Other non-current assets		1,815
Assets		3,183
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		56
Accrued salaries and benefits		308
Due to affiliates, net		20,256
Current liabilities		20,620
Liabilities		20,620
SHAREHOLDERS EQUITY:		
Contributed capital		497
Retained deficit		(17,934)
Equity		(17,437)
Total liabilities and equity	$	3,183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,483
Professional Services	(1)
Technology and communication	838
Rent and occupancy	121
Selling, general and administrative	7
Depreciation and amortization	187
Affiliate expense	431
Operating expenses	**3,066**
Operating loss	**(3,066)**
Other expense (income), net	33
Other expense, net	**33**
Pre-tax net loss	**(3,099)**
Income tax benefit	588
Net loss	**(2,511)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate, net	$	338
Current assets		338
Assets		338
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE CLEAR CREDIT

ICE Clear Credit LLC

Balance Sheet

As of December 31, 2023

(Unaudited)

(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	231,956
Cash - clearing member deposits		31,369,902
Accounts receivable, net of allowance		8,014
Restricted Cash		106,200
Prepaid expenses and other current assets		19,525
Current Assets		31,735,597
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		72,421
Accumulated depreciation		(56,566)
Property and equipment, net		15,855
OTHER NONCURRENT ASSETS:		
Restricted cash long term		50,000
Other noncurrent assets		50,000
Assets	$	31,801,452
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	117,646
Accrued salaries and benefits		5,781
Due from affiliates, net		10,011
Margin deposits and guaranty funds		31,369,902
Deferred revenue		3,737
Current liabilities		31,507,077
NONCURRENT LIABILITIES:		
Other Non Current Liabilities		0
Noncurrent liabilities		0
Liabilities		31,507,077
EQUITY:		
Contributed capital		126,800
Retained earnings		167,575
Total equity		294,375
Total liabilities and equity	$	31,801,452

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	324,052
Fixed Income Data Services		364
Affiliate revenue		2,522
Total Revenue		326,938
Expenses:		
Compensation and benefits		17,650
Professional services		993
Technology and communication		6,514
Rent and occupancy		1,327
Selling, general and administrative		2,037
Depreciation and amortization		9,731
Service and license fees to affiliates		33,154
Operating Expenses		71,406
Operating Income		255,532
Other income, net		9,396
Pre-Tax Net Income		264,928
Income tax expense		-
Net Income	$	264,928

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	32,927
Margin deposits and guaranty funds	5,302,193
Restricted Cash	111,600
Accounts receivable, net of allowance	45,094
Current income tax receivable	79
Prepaid expenses and other current assets	3,846
Current assets	5,495,739
Other non-current assets:	
Restricted Cash LT	74,560
Deferred tax asset - noncurrent	5,821
Other non-current assets	80,381
Total assets	5,576,120
Current liabilities:	
Accounts payable and accrued liabilities	23,344
Accrued salaries and benefits	2,308
Margin deposits and guaranty funds	5,302,193
Deferred Revenue	1,550
Due to affiliates, net	31,951
Current liabilities	5,361,346
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	22,888
Noncurrent Liabilities	22,888
Total liabilities	5,384,234
Equity:	
Contributed capital	70,193
Retained earnings	121,693
Total equity	191,886
Total liabilities and equity	5,576,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S., Inc.

Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	325,845
Other revenues		27,030
Service and license fees for affiliates		1,512
Total revenues		354,387
Expenses:		
Compensation and benefits		10,990
Professional services		1,466
Technology and communication		1,192
Rent and occupancy		1,495
Selling, general and adminstrative		2,794
Service and license fees to affiliates		63,984
Operating expenses		81,921
Operating income		272,466
Other income, net		12,055
Interest expense to affiliates		(1,202)
Other income, net		10,853
Pre-tax net income		283,319
Income tax expense		63,514
Net income	$	219,805

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS		
Due from affiliate, net		60
Income Tax Receivable		1
		61
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		1,283
Accumulated depreciation		(1,283)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		4,776
Total assets	**$**	**4,837**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed capital		8,940
Retained deficit		(4,103)
Equity		**4,837**
Total liabilities and equity	**$**	**4,837**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year eı December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchanį Commission.

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2023
(Unaudited)
(In thousands)

OPERATING EXPENSES:	
Amortization & depreciation expense	0
Operating expenses	**0**
Other Income net	**(1)**
Pre-tax net loss	**(1)**
Income tax expense	1
Net loss	**$ (2)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD™

ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		3,106
Prepaid expenses and other current assets		131
Income tax receivable		14
Due from affiliates, net		6,042
Current assets		9,293
Property and equipment:		
Property and equipment cost		63,492
Accumulated depreciation		(47,292)
Operating Lease Right of Use Asset		432
Property and equipment, net		16,632
Other non-current assets:		
Other noncurrent assets		6
Other non-current assets		6
Total assets	$	25,931

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		494
Accrued salaries and benefits		4,327
Other Current Liabilities		446
Deferred revenue		26
Current liabilities		5,293
Non-current liabilities:		
Other noncurrent liabilities		3,530
Non-current liabilities		3,530
Total liabilities		8,823
Equity:		
Contributed capital		10,070
Retained earnings		7,038
Total equity		17,108
Total liabilities and equity	$	25,931

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Analytics, LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	28,113
Affiliate revenue		61
Total revenues		28,174
Expenses:		
Compensation and benefits		10,157
Professional services		574
Technology and communication		1,519
Rent and occupancy		574
Selling, general and administrative		599
Depreciation and amortization		10,376
Operating expenses		23,799
Operating income		4,375
Other income, net		(3)
Pre-tax net income		4,372
Income tax expense		7
Net income	$	4,365

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		13,403
Prepaid expenses and other current assets		196
Current assets		13,599
Property and equipment:		
Property and equipment cost		22,714
Accumulated depreciation		(17,341)
Property and equipment, net		5,373
Other non-current assets:		
Other noncurrent assets		177
Deferred tax assets- non-current		7,409
Other non-current assets		7,586
Total assets	$	26,558

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,143
Accrued salaries and benefits		6,326
Income Tax Payable		1
Due to affiliates, net		4,806
Current liabilities		14,276
Equity:		
Contributed capital		9,403
Retained earnings		2,879
Total equity		12,282
Total liabilities and equity	$	26,558

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	52,268
Total revenues		52,268
Expenses:		
Compensation and benefits		27,544
Professional services		98
Technology and communication		6,633
Rent and occupancy		801
Selling, general and administrative		1,363
Depreciation and amortization		3,180
Affiliate expense		12,802
Operating expenses		52,421
Operating loss		(153)
Other income, net		(377)
Other expense, net		(377)
Pre-tax net loss		(530)
Income tax expense		2,936
Net loss	$	(3,466)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ (7)
Accounts receivable, net	18,899
Prepaid expenses and other current assets	284
Current Income Tax Receivable	29
Current assets	**19,205**
PLANT PROPERTY AND EQUIPMENT:	
Property and equipment	75,954
Accumulated depreciation	(58,340)
Property and equipment, net	**17,614**
OTHER NON-CURRENT ASSETS:	
Goodwill	306,722
Other intangibles, net	2,052
Other non-current assets	7
Deferred Income Tax Asset Non Current	1,755
Other non-current assets	**310,536**
Total assets	**$ 347,355**
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1,272
Accrued salaries and benefits	317
Due to affiliate, net	19,398
Deferred revenue	30,857
Current liabilities	**51,844**
NON-CURRENT LIABILITIES:	
Other non-current liabilities	1,399
Non-current liabilities	**1,399**
Total liabilities	**53,243**
EQUITY:	
Additional paid-in-capital	22,305
Retained earnings	271,807
Total equity	**294,112**
Total Liabilities and equity	**$ 347,355**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net		$	75,327
Affiliate revenue			25
	Total revenue		**75,352**
Compensation and benefits			1,714
Professional services			262
Technology and communication			9,924
Rent and occupancy			24
Selling, general and administrative			(243)
Depreciation and amortization			11,615
Affiliate expense			39,646
	Operating expenses		**62,942**
	Operating loss		**12,410**
Other expense, net			(646)
	Other income, net		**(646)**
	Pre-tax net loss		**11,764**
Income tax expense			2,407
	Net income		**9,357**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	689
Accounts receivable, net of allowance		36,649
Due from affiliates, net		97,740
Income Tax Receivable		25
Prepaid expenses and other current assets		607
Current assets		135,710
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		22,810
Accumulated depreciation		(15,124)
Property and equipment, net		7,686
NON-CURRENT ASSETS:		
Goodwill		90,895
Other intangibles, net		12,312
Other non-current assets		103,207
Assets		246,603
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		3,119
Accrued salaries and benefits		4,135
Deferred revenue		35
Current liabilities		7,289
NON-CURRENT ASSETS:		
Other non-current liabilities		203
Liabilities		7,492
SHAREHOLDERS EQUITY:		
Additional paid in capital		8,092
Retained earnings		231,019
Equity		239,111
Total liabilities and equity	$	246,603

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$ 116,772
Affiliate revenues	2,049
Total revenue	**118,821**
Compensation and benefits	12,774
Professional services	183
Technology and communication	11,131
Rent and Other Occupancy	535
Selling, general and administrative	(674)
Depreciation and amortization	5,229
Affiliate expenses	4,456
Operating expenses	**33,634**
Operating income	**85,187**
Affiliate interest income	3,125
Other expense	(41)
Other expense, net	**3,084**
Pre-tax net income	**88,271**
Income tax expense	24
Net income	**88,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(22)
Accounts Receivable, net		16,234
Prepaid Expenses and Other Current Assets		58
Due from affiliates, net		86,243
Income Tax Receivable		50
Current Assets		102,563
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		213
Other Noncurrent Assets		78,515
Total assets	**$**	**181,078**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,057
Accrued salaries and benefits		1,488
Deferred Revenue		2,540
Current Liabilities		**5,085**
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,618
Other non-current liablities		10
Non-current Liabilities		**2,628**
Total liabilities		**7,713**
EQUITY:		
Retained Earnings		86,070
Contributed Capital		87,295
Equity		**173,365**
Total liabilities and equity	**$**	**181,078**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:	
Market data revenue	58,246
Revenue from affiliate, net	1,434
Operating Revenues	**59,680**
OPERATING EXPENSES:	
Compensation and benefits	9,534
Professional services	132
Rent and occupancy	984
Technology and communication	2,200
Selling, general & administrative	868
Depreciation & amortization expense	100
Intercompany expense	4,175
Operating expenses	**17,993**
OTHER INCOME:	
Other expense	**(11)**
Pre-tax net income	41,676
Income tax expense	9,975
Net income	**$ 31,701**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		1,488
Accounts receivable, net of allowance		154,430
Prepaid expenses and other current assets		3,183
Income tax receivable		25
Due from affiliates, net		1,084,330
Current assets		1,243,456
Property and equipment:		
Property and equipment cost		39,333
Accumulated depreciation		(37,600)
Operating Lease Right of Use Asset		3,464
Property and equipment, net		5,197
Other non-current assets:		
Investment in Sub		4,530
Other noncurrent assets		316
Other non-current assets		4,846
Total assets	$	1,253,499

LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		19,126
Accrued salaries and benefits		17,635
Other Current Liabilities		4,870
Deferred revenue		912
Current liabilities		42,543
Non-current liabilities:		
Other noncurrent liabilities		5,696
Non-current liabilities		5,696
Total liabilities		48,239
Equity:		
Contributed capital		33,349
Retained earnings		1,171,911
Total equity		1,205,260
Total liabilities and equity	$	1,253,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net		783,893
Affiliate revenue		14,790
Total revenues		798,683
Expenses:		
Compensation and benefits		75,390
Professional services		1,084
Technology and communication		76,029
Rent and occupancy		4,349
Selling, general and administrative		2,644
Depreciation and amortization		1,881
Affiliate expense		30,361
Operating expenses		191,738
Operating income		606,945
Other expenses, net		(244)
Pre-tax net income		606,701
Income tax expense		120
Net income	$	606,581

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services International, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	397,795
Current assets	$	397,795
Total assets	$	397,795
Total liabilities		-
Equity:		
Retained earnings		397,795
Total equity		397,795
Total liabilities and equity	$	397,795

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services International, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		20,905
Other Income, Net		-
Other income		20,905
Pre-tax net income		20,905
Income tax expense		5,422
Net income	$	15,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents		494
Accounts receivable, net of allowance		1,004
Due from affiliate, net		16,356
Prepaid expenses and other current assets		35
Current assets		17,889
Property and equipment:		
Property and equipment cost		4,805
Accumulated depreciation		(4,801)
Property and equipment, net		4
Other non-current assets:		
Investment in subsidiaries		478
Goodwill		212
Other Intangibles, Net		350
Other non-current assets		1,040
Total assets	$	18,933

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		102
Current liabilities		102
Total liabilities		102
Equity:		
Retained earnings		18,831
Total equity		18,831
Total liabilities and equity	$	18,933

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	6,384
Total revenues		6,384
Expenses:		
Professional services		75
Technology and communication		3,165
Selling, general and administrative		122
Depreciation and amortization		774
Affiliate expense		1,308
Operating expenses		5,444
Operating income		940
Affiliate interest income		961
Other income, net		(4)
Pre-tax net income		1,897
Income tax expense		-
Net income	$	1,897

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Services, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	1,090
Prepaid expenses and other current assets	4,795
Current Income Tax Receivable	775
Due from affiliates, net	819,475
Current assets	826,135
Property and equipment:	
Operating Lease Right of Use Asset	5,107
Property and equipment cost	415,056
Accumulated depreciation	(302,568)
Property and equipment, net	117,595
Other non-current assets:	
Goodwill	43,719
Other Intangibles, Net	14,457
Investment in subsidiaries	874,236
Deferred tax assets- non-current	45,385
Other noncurrent assets	94
Other non-current assets	977,891
Total assets	$ 1,921,621

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	10,150
Accrued salaries and benefits	30,881
Other current liabilities	2,848
Current liabilities	43,879
Non-current liabilities:	
Other noncurrent liabilities	6,558
Accrued Employee Benefits - Long Term	1,762
Non-current liabilities	8,320
Total liabilities	52,199
Equity:	
Contributed capital	59,298
Retained earnings	1,810,178
Accumulated Other Comprehensive Income	(54)
Total equity	1,869,422
Total liabilities and equity	$ 1,921,621

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Services, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,728
Total revenues		4,728
Expenses:		
Compensation and benefits		111,007
Professional services		573
M&A Expenses		1,731
Technology and communication		17,053
Rent and occupancy		8,049
Selling, general and administrative		8,616
Depreciation and amortization		64,296
Affiliate expense		75,894
Operating expenses		287,219
Operating loss		(282,491)
Affiliate interest income		112,972
Other income, net		(368)
Other expense, net		**112,604**
Pre-tax net loss		**(169,887)**
Income tax expense		119,438
Net loss	**$**	**(289,325)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,926
Accounts receivable, net		982
Due from affiliates, net		2,660
Current assets		5,568
Assets		5,568
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Current liabilities		0
NON-CURRENT LIABILITIES:		
Other non-current liabilities		356
Non-current liabilities		356
Liabilities		356
SHAREHOLDERS EQUITY:		
Retained earnings		5,212
Equity		5,212
Total liabilities and equity	$	5,568

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,563
Total revenue		**5,563**
Selling, general and administrative		34
Professional services		48
Affiliate expense		1,105
Operating expenses		**1,187**
Operating income		**4,376**
Affiliate interest income		45
Other expense, net		**45**
Pre-tax net income		**4,421**
Net income		**4,421**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,467
Total Revenue		1,467
Expenses:		
Professional Services		196
Selling, General and Administration		63
Depreciation and amortization		2,233
Affiliate expense		696
Operating expenses		3,188
Operating loss		(1,721)
Other Income (Expense)		(2)
Pre-tax net loss		(1,723)
Income tax benefit		-
Net loss	$	(1,723)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates, net		1,304
Current assets		1,304
Total Assets	**$**	**1,304**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		**1,304**
Total liabilities and equity	**$**	**1,304**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue		**-**
OPERATING EXPENSES:		
Selling, general & administration	$	-
Operating expenses		**-**
Net loss	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,202
Restricted cash		49,000
Income tax receivable		173
Prepaid expenses and other current assets		2,802
Due from affiliates, net		68,478
Current assets		121,655
Property and equipment:		
Property and equipment cost		196
Accumulated depreciation		(137)
Property and equipment, net		59
Other non-current assets:		
Goodwill		912,536
Other intangibles assets, net		283,734
Investment in Sub		77,613
Other noncurrent assets		1,930
Other non-current assets		1,275,813
Total assets	$	1,397,527

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	17,507
Accrued salaries and benefits		4,406
Deferred revenue		84
Current liabilities		21,997
Non-current liabilities:		
Deferred tax liabilities - noncurrent		74,360
Other noncurrent liabilities		8,006
Non-current liabilities		82,366
Total liabilities		104,363
Equity:		
Contributed capital		34,383
Retained earnings		1,258,781
Total equity		1,293,164
Total liabilities and equity	$	1,397,527

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	52,405
Revenues from affiliates		170,818
Other revenues		3,360
Total revenues		226,583
Expenses:		
Compensation and benefits		17,418
Professional services		148
Technology and communication		26,568
Rent and occupancy		745
Selling, general and adminstrative		3,592
Depreciation and amortization		1,764
Service and license fees to affiliates		50,117
Operating expenses		100,352
Operating income		126,231
Other income, net		5,044
Other income, net		5,044
Pre-tax net income		131,275
Income tax expense		29,817
Net income	$	101,458

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net		42,578
Current Assets		42,578
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		689
Other Noncurrent Assets		689
Total assets	**$**	**43,267**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		40
Accrued salaries and benefits		2,289
Current Liabilities		**2,329**
Total liabilities		**2,329**
EQUITY:		
Additional Paid in Capital		24,510
Retained Earnings		16,428
Equity		**40,938**
Total liabilities and equity	**$**	**43,267**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Markets Inc.
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	15,514
Operating Revenues	**15,514**
OPERATING EXPENSES:	
Compensation and benefits	9,468
Professional services	416
Rent and occupancy	768
Technology and communication	7
Selling, general & administrative	460
Intercompany expense	3,313
Operating expenses	**14,432**
Other Income, Net	0
Pre-tax net income	**1,082**
Income tax expense	449
Net income	**$ 633**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	70
Current assets		70
Other non-current assets:		
Investment in subsidiary		55,701
Other non-current assets		55,701
Total assets	$	55,771
LIABILITIES and EQUITY		
Current liabilities:		
Due to affiliates, net	$	1,064
Current liabilities		1,064
Total liabilities		1,064
Non-Controlling Interest		18,301
Equity:		
Retained earnings		36,406
Total equity		36,406
Total liabilities and equity	$	55,771

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Total revenues		-
Expenses:		
Affiliate expenses		1,169
Operating expenses		1,169
Operating loss		(1,169)
Intercompany Interest Expense		(9)
Other income, net		(2)
Other expense, net		(11)
Pre-tax net loss		(1,180)
Income tax expense		(25)
Net loss	$	(1,155)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2023

(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6
Current assets		6
OTHER NON-CURRENT ASSETS:		
Goodwill		168,177
Other intangibles		48,925
Investment in subsidiary		203,694
Other non-current assets		420,796
Assets		420,802
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		92,987
Current liabilities		92,987
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		30,865
Non-current liabilities		30,865
Liabilities		123,852
SHAREHOLDERS EQUITY:		
Retained earnings		296,950
Equity		296,950
Total liabilities and equity	$	420,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**-**
Depreciation and amortization	11,477
Operating expenses	**11,477**
Operating loss	**(11,477)**
Pre-tax net loss	**(11,477)**
Net loss	**(11,477)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

ASSETS:		
Income Tax Receivable		29
Due from affiliates, net		707
Total assets	**$**	**736**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Current liabilities	**$**	-
NON-CURRENT LIABILITIES:		
Deferred tax liability		1,178
		1,178
Liabilities		1,178
EQUITY		
Retained earnings		(442)
Total equity		(442)
Total liabilities & Equity	**$**	**736**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net income		0
Income tax expense		431
Net loss	$	(431)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents		2,607
Accounts receivable, net		92,557
Prepaid expenses and other current assets		57,315
Current Income tax receivable		1,911
Due from affiliates, net		558,313
	Current assets	712,703
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		441,791
Accumulated depreciation		(180,993)
Operating Lease Right of Use Asset		9,372
	Property and equipment, net	270,170
OTHER NON-CURRENT ASSETS:		
Goodwill		7,738,810
Other intangibles, net		3,288,503
Other non-current assets		50,805
	Other non-current assets	11,078,118
	Assets	12,060,991
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		19,239
Accrued salaries and benefits		14,081
Other current liabilities		10,535
Deferred revenue		21,306
	Current liabilities	65,161
NON-CURRENT LIABILITIES:		
Deferred tax liabilities Non current		815,756
Deferred revenue - Long term		2,470
Other non-current liabilities		79,966
	Non-current liabilities	898,192
	Liabilities	963,353
SHAREHOLDERS EQUITY:		
Additional paid-in capital		51,171
Contributed Capital		16,402
Retained earnings		11,030,065
	Equity	11,097,638
	Total liabilities and equity	12,060,991

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	777,149
Total revenue		**777,149**
Compensation and benefits		187,352
Professional services		10,403
Acquisition-related transaction and integration costs		32,534
Technology and communication		97,712
Rent and occupancy		3,940
Selling, general and administrative		25,921
Depreciation and amortization		437,198
Intercompany Expense		28,172
Operating expenses		**823,232**
Operating loss		**(46,083)**
Intercompany Interest Income		24,908
Other expense, net		(46)
Other income, net		**24,862**
Pre-tax net loss		**(21,221)**
Income tax benefit		49,037
Net income		**27,816**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and Cash Equivalents		$	1,324
Prepaid expenses and other current assets			2
Due from affiliate, net			70
Income tax receivable			22
	Current assets		1,418
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			48
Operating lease right of use asset			90
Accumulated depreciation			(45)
	Property and equipment, net		93
NON-CURRENT ASSETS:			
Deferred tax assets- non-current			2
	Other non-current assets		2
	Assets		1,513
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			16
Accrued salaries and benefits			360
Other current liabilities			52
	Current liabilities		428
NON-CURRENT LIABILITIES:			
Other non current liability			40
			40
	Liabilities		468
SHAREHOLDERS EQUITY:			
Additional paid in capital			14
Retained earnings			947
Accumulated other comprehensive income			84
	Equity		1,045
	Total liabilities and equity	$	1,513

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenues	$	2,047
Total revenue		**2,047**
Compensation and benefits		1,803
Professional Services		5
Technology and communication		4
Rent and other occupancy		67
Selling, general and administrative		27
Depreciation and amortization		5
Operating expenses		**1,911**
Operating income		**136**
Other income, net		(39)
Pre-tax net income		**97**
Income tax expense		27
Net income		**70**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2023
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
	Current liabilities		-
EQUITY:			
Retained earnings			8,536
	Equity		8,536
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norma adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infor normally included in financial statements prepared in accordance with accounting principles generally accepted in the United S America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinent Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally acc accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,086
Restricted cash		200
Prepaid Expenses and Other Current Assets		14
Due from affiliate		22,115
Current assets		23,415
Total assets	**$**	**23,415**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1
Current liabilities		1
EQUITY:		
Contributed capital		9,200
Retained earnings		14,214
Equity		**23,414**
Total liabilities and equity	**$**	**23,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	2,164
Operating revenues		2,164
OPERATING EXPENSES:		
Compensation and benefits		20
Professional Services		1
Technology Expenses		42
Selling, general & administrative		11
Service and license fees to affiliate		248
Operating expenses		**322**
Operating income		**1,842**
Net income	**$**	**1,842**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

NON CURRENT ASSETS:		
Investment in sub	$	543
Non current assets		**543**
Total assets		**543**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	1
Current liabilities		1
EQUITY:		
Retained Earnings		542
Equity		**542**
Total Equity	**$**	**543**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate	$	3
Non-current assets:		
Investment in affiliate		15
Non-current assets		**15**
Total assets		**18**
Liabilities and Equity		
Equity:		
Retained earnings		18
Total equity		**18**
Total liabilities and equity	**$**	**18**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	4,310
Current income tax receivable		162
Prepaid expenses and other current assets		408
Due from affiliate		263
Current assets		5,143
Deferred Tax Asset		18
Non current assets		18
Investment in subsidiary		321,999
Total assets	$	327,160
Liabilities and Equity		
Total liabilities		0
Equity:		
Contributed capital		46,258
Retained earnings		280,902
Total equity		327,160
Total liabilities and equity	$	327,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenues	**-**
Operating expenses:	
Selling, general & administration	1
Total operating expenses	**1**
Operating loss	**(1)**
Other Expense	**-**
Income tax expense	**246**
Net Loss	**$ (247)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	13,749
Accounts receivable, net		30,693
Prepaid Expenses and Other Current Assets		10
Current income tax receivable		14
Current assets		44,466
Total assets	**$**	**44,466**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	16,977
Due to affiliate		8,199
Current liabilities		25,176
Total liabilities		**25,176**
EQUITY:		
Additional paid-in capital		193
Retained earnings		19,097
Equity		**19,290**
Total liabilities and equity	**$**	**44,466**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2023
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	1,331
Market data fees		133,300
Other revenue		20,353
Intercompany revenue		5,391
Operating revenues		**160,375**
OPERATING EXPENSES:		
Professional Services		3
Technology and communication		122
Selling, general & administration		233
Service & license fees to affiliates		121,222
Operating expenses		**121,580**
Operating income		**38,795**
OTHER EXPENSE:		
Intercompany Interest Income		22
Other expense		12
Other Income		**34**
Pre-tax net income		38,829
Income tax expense		10
Net income	**$**	**38,819**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Due from affiliates	29,585
Current assets	**29,590**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,433,589
Investment in subsidiary	9,847
Non-current assets	**4,675,657**
Total assets	**$ 4,705,247**
LIABILITIES and EQUITY	
Non-current liabilities:	
Deferred tax liabilities - noncurrent	409,276
Non-current liabilities	**409,276**
Total liabilities	**409,276**
Equity:	
Retained earnings	4,294,497
Accumulated Other Comprehensive Income	1,474
Total equity	**4,295,971**
Total liabilities and equity	**$ 4,705,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Total revenues	**-**
Expenses:	
Depreciation and amortization	**113,047**
Operating expenses	**113,047**
Operating loss	**(113,047)**
Other expenses, net	**-**
Pre-tax net loss	**(113,047)**
Income tax benefit	**50,499**
Net loss	**$ (62,548)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		4
Current income tax receivable		17
Due from affiliates, net		39,704
Current assets		39,725
Total assets	$	39,725

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		1
Deferred Revenue		98
Current liabilities		99
Non-current liabilitiess:		
Deferred tax liabilities- non-current		1,263
Non-current liabilities		1,263
Total liabilities		1,362
Equity:		
Retained earnings		38,363
Total equity		38,363
Total liabilities and equity	$	39,725

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,734
Total revenues		1,734
Expenses:		
Selling, general and administrative		21
Operating expenses		21
Operating income		1,713
Pre-tax net income		1,713
Income tax expense		326
Net income	$	1,387

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	94
Due from affiliates, net	403
Current assets	497
Other non-current assets:	
Deferred tax assets- non-current	1
Other non-current assets	1
Total assets	498

LIABILITIES and EQUITY

Equity:	
Retained earnings	498
Total equity	498
Total liabilities and equity	498

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	276
Total revenues		**276**
Expenses:		
Professional Services		15
Selling, general and administrative		(6)
Operating expenses		**9**
Operating income		**267**
Other expense, net		(168)
Other expense, net		**(168)**
Pre-tax net income		99
Income tax expense		20
Net income	$	79

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	10,781
Restricted cash		10,009
Accounts receivable, net of allowance		5,733
Prepaid expenses and other current assets		72,714
Due from affiliates, net		5,273,812
Current Income tax receivable		90,531
Current assets		5,463,580
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		912,781
Accumulated depreciation		(649,586)
Operating Lease Right of Use Asset		98,836
Property and equipment, net		362,031
OTHER NON-CURRENT ASSETS:		
Goodwill		511,185
Other intangibles, net		11,661
Deferred Income Tax Asset - Non Current		56,342
Investment in affiliates		2,666,640
Other non-current assets		133,074
Other non-current assets		3,378,902
Assets		9,204,513
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		63,164
Accrued salaries and benefits		85,988
Other current liabilities		14,397
Deferred revenue		186
Current liabilities		163,735
NON-CURRENT LIABILITIES:		
Other non-current liabilities		226,222
Non-current liabilities		226,222
Liabilities		389,957
Noncontrolling interest		372,880
SHAREHOLDERS EQUITY:		
Additional paid-in capital		614,245
Retained earnings		7,812,491
Accumulated other comprehensive income		14,940
Equity		8,441,676
Total liabilities and equity	$	9,204,513

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in a principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial staten statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decem contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	4,494
Data services fees, net		40,134
Affiliate revenue		543,170
Total revenue		**587,798**
Compensation and benefits		318,003
Professional services		27,467
Acquisition-related transaction and integration costs		75,978
Technology and communication		178,959
Rent and occupancy		5,346
Selling, general and administrative		55,735
Depreciation and amortization		105,358
Affiliate expense		33,471
Operating expenses		**800,317**
Operating loss		**(212,519)**
Interest income		664
Affiliate interest income		212,419
Other expense, net		(134,740)
Other income, net		**78,343**
Pre-tax net income		**(134,176)**
Income tax benefit		(13,328)
Net income		**(120,848)**
Net income from continuing operations attributable to non-controlling inte		(69,746)
Net income attributable to ICE	$	**(190,594)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C information normally included in financial statements prepared in accordance with accounting principles generally accepted i United States of America have been condensed or omitted. These financial statements do not include income taxes accountin equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statemer Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, whic contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,056
Prepaid expenses and other current assets		840
Due from affiliates, net		8,273
Total current assets		11,169
NON-CURRENT ASSETS:		
Deferred tax asset- non current		47
Total non-current assets		47
Total assets	$	11,216
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	65
Income tax payable		174
Current liabilities		914
Current Liabilities		1,153
Total Liabilities		1,153
EQUITY:		
Retained earnings		10,063
Total equity		10,063
Total liabilities and equity	$	11,216

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

ICE TRADE THE WORLD™

Total Revenue	$	-
Expenses:		
Compensation and benefits		(501)
Professional services		97
Selling, general and administrative		(265)
Operating Expenses		(669)
Operating Income		669
Interest income		1
Intercompany Interest income		507
Other Income		508
Pre-tax net income		1,177
Income tax expense		335
Net income	$	842

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounti principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securitie: and Exchange Commission.

INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,565
Prepaid expenses and other current assets		949
Income tax receivable		60,505
Current assets		63,019
OTHER NON-CURRENT ASSETS:		
Investment in subsidiaries		40,918,387
Goodwill		18,021
Other intangibles, Net		48
Deferred tax asset - non-current		19,741
Other non-current assets		119,903
Other non-current assets		41,076,100
Assets	$	41,139,119
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	127,455
Accrued salaries and benefits		31,682
Due to affiliates, net		10,833,017
Income tax payable		108,898
Current debt		1,953,907
Current liabilities		13,054,959
NONCURRENT LIABILITIES:		
Notes payable long-term		19,738,159
Non-current liabilities		19,738,159
Liabilities		32,793,118
EQUITY:		
Common stock, $0.01 par value		6,482
Treasury stock, at cost		(6,303,672)
Contributed capital		14,619,145
Retained earnings		2,049,392
Accumulated other comprehensive income		(2,025,346)
Equity		8,346,001
Total liabilities and equity	$	41,139,119

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue	$	-
Compensation and benefits		1,194
Acquisition-related transaction and integration costs		52,155
Selling, general and administrative		836
Operating expenses		**54,185**
Operating loss		**(54,185)**
Interest income		213,329
Affiliate interest expense		(577,976)
Interest expense		(784,302)
Other expense, net		(2,509)
Other expense, net		**(1,151,458)**
Pre-tax net loss		**(1,205,643)**
Income tax benefit		305,879
Net loss	$	**(899,764)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(160)
Property and equipment, net		-
Assets		-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		85
Current liabilities		85
Liabilities		85
SHAREHOLDERS EQUITY:		
Retained deficit		(85)
Equity		(85)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,044
Accounts receivable, net of allowance		9,185
Due from affiliates, net		82,732
Prepaid expenses and other current assets		28
Income tax receivable		2,893
Current assets		97,882
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		21,738
Accumulated depreciation		(15,878)
Operating lease asset		610
Property and equipment, net		6,470
NON-CURRENT ASSETS:		
Deferred income tax asset non-current		1,536
Total restricted cash LT		90
Other non-current assets		1,626
Assets		105,978
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		209
Accrued salaries and benefits		1,298
Other current liabilities		409
Deferred revenue		16,154
Current liabilities		18,070
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		
Other non current liabilities		580
Non-current liabilities		580
Liabilities		18,650
SHAREHOLDERS EQUITY:		
Contributed capital		201,176
Additional paid in capital		3,125
Retained deficit		(116,973)
Equity		87,328
Total liabilities and equity	$	105,978

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	91,647
Other revenue	-
Total revenue	**91,647**
Compensation and benefits	11,545
Professional Services	681
M&A Expenses	119
Technology and communication	819
Rent and other occupancy	9
Selling, general and administrative	475
Depreciation and amortization	3,934
Affiliate expense	3,883
Operating expenses	**21,465**
Operating income	**70,182**
Other income (expense)	5.00
Pre-tax net income	**70,187**
Income tax expense	18,694
Net income	**51,493**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Monty Badger, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

ICE TRADE THE WORLD™

Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	722
Income tax receivable		6
Current assets		728
OTHER NON-CURRENT ASSETS:		
Deferred income tax asset		6
Other non-current assets		6
Assets		734
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		535
Current liabilities		535
NON-CURRENT LIABILITIES:		
Deferred tax liability - non current		6
Non-current liabilities		6
Liabilities		541
SHAREHOLDERS EQUITY:		
Contributed capital		2,518
Retained deficit		(2,325)
Equity		193
Total liabilities and equity	$	734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**0**
Compensation and benefits	60
Operating expenses	**60**
Operating income	**(60)**
Other expense, net	(2)
Other income, net	**(2)**
Pre-tax net income	**(62)**
Income tax benefit	15
Net loss	**(47)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

NSX Securities LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other current assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

NYSE American LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	1,164
Accounts receivable, net of allowance			49,533
	Current assets		50,697
NON-CURRENT ASSETS:			
Goodwill			932,587
Other intangibles, net			608,448
Other noncurrent assets			164,771
	Other non-current assets		1,705,806
	Assets		1,756,503
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			61,434
Income Tax Payable			81
Deferred revenue			4,761
SEC fees payable			706
Due to affiliates, net			2,177
	Current liabilities		69,159
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - noncurrent			185,326
Other non-current liabilities			5,347
Deferred Revenue - Long Term			4,348
	Non-current liabilities		195,021
	Liabilities		264,180
Noncontrolling interest			27,418
SHAREHOLDERS EQUITY:			
Additional paid in capital			63,037
Retained earnings			1,400,902
Accumulated other comprehensive income			966
	Equity		1,464,905
	Total liabilities and equity	$	1,756,503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	22,882
Data services fees, net		8,591
Listing Fees		22,383
Other revenues		3,483
Affiliate revenue		1,510
Transaction based expenses		(21,089)
Total revenue, less transaction-based expenses		**37,760**
Compensation and benefits		122
Professional Services		1,555
Technology and communication		103
Selling, general and administrative		700
Depreciation and amortization		8,647
Affiliate expense		13,231
Operating expenses		**24,358**
Operating income		**13,402**
Interest expense		(5)
Other income, net		4,606
Other income, net		**4,601**
Pre-tax net income		**18,003**
Income tax expense		3,933
Net income		**14,070**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	666
Accounts receivable, net of allowance			66,604
Due from affiliates, net			5,443
Prepaid expenses and other current assets			217
	Current assets		72,930
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			39,667
Accumulated depreciation			(39,406)
	Property and equipment, net		261
NON-CURRENT ASSETS:			
Goodwill			563,001
Other intangibles, net			921,816
Other non-current assets			35,904
	Other non-current assets		1,520,721
	Assets		1,593,912
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			33,240
Income tax payable			103
Deferred Revenue			(42)
SEC fees payable			29,540
	Current liabilities		62,841
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - current			236,068
Other non-current liabilities			16,335
	Non-current liabilities		252,403
	Liabilities		315,244
SHAREHOLDERS EQUITY:			
Additional paid-in capital			9,356
Retained earnings			1,269,312
	Equity		1,278,668
	Total liabilities and equity	$	1,593,912

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	725,999
Data services fees, net		71,357
Listing Fees		16,953
Other revenues		30,442
Affiliate revenue		2,545
Transaction based expenses		(649,170)
Total revenue, less transaction-based expenses		**198,126**
Compensation and benefits		241
Professional services		3,085
Technology and communication		758
Selling, general and administrative		230
Depreciation and amortization		11,655
Affiliate expense		103,686
Operating expenses		**119,655**
Operating income		**78,471**
Affiliate interest income		12,577
Other expenses, net		(4,905)
Other income, net		**7,672**
Pre-tax net income		**86,143**
Income tax benefit		(4,584)
Net income		**90,727**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	151
Accounts receivable, net of allowance		7,991
Due from affiliates, net		223,104
Prepaid expenses and other current assets		1,425
Income tax receivable		207
Current assets		232,878
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		10,308
Accumulated depreciation		(4,553)
Operating lease right of use asset		4,445
Property and equipment, net		10,200
NON-CURRENT ASSETS:		
Other noncurrent assets		141,018
Non-current assets		141,018
Assets		384,096
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		431
Accrued salaries and benefits		1,317
Other current liabilites		1,039
Deferred revenue		68
SEC fees payable		4,058
Current liabilities		6,913
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		29,338
Other non-current liabilities		6,243
Non-current liabilities		35,581
Liabilities		42,494
SHAREHOLDERS EQUITY:		
Additional paid-in capital		6,212
Retained earnings		334,420
Accumulated other comprehensive income		970
Equity		341,602
Total liabilities and equity	$	384,096

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	643,002
Data services fees, net		15,951
Other revenues		25,424
Transaction based expenses		(579,144)
Total revenue, less transaction-based expenses		**105,233**
Compensation and benefits		6,384
Professional services		30
Technology and communication		1,828
Rent and occupancy		1,376
Selling, general and administrative		88
Depreciation and amortization		1,310
Affiliate expense		12,159
Operating expenses		**23,175**
Operating income		**82,058**
Affiliate interest income		14,901
Other income, net		7,595
Other expense, net		**22,496**
Pre-tax net income		**104,554**
Income tax expense		26,677
Net income		**77,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	53
Due from affiliates, net		16,804
Current assets		16,857
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,140
Other noncurrent assets		-
Other non-current assets		66,398
Total assets	$	83,255
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		8,903
Non-current liabilities		8,903
Total liabilities		8,903
Equity:		
Contributed capital		3,894
Retained earnings		70,458
Total equity		74,352
Total liabilities and equity	$	83,255

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Depreciation and amortization		320
Operating expenses		322
Operating loss		(322)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(322)
Income tax benefit		(554)
Net income	$	232

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,408
Accounts receivable		5,652
Income tax receivable		4
Due from affiliates, net		37,361
Current assets		44,425
Property and equipment:		
Property and equipment cost		5,472
Accumulated depreciation		(4,317)
Property and equipment, net		1,155
Other non-current assets:		
Deferred tax assets- non current		2,144
Other noncurrent assets		6,237
Other non-current assets		8,381
Total assets	$	53,961

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	(2,958)
Accrued salaries and benefits		183
SEC fees payable		3,528
Current liabilities		753
Non-current liabilities:		
Other noncurrent liabilities		508
Accrued employee benefits - long term		1,427
Non-current liabilities		1,935
Total liabilities		2,688
Equity:		
Contributed capital		8
Retained earnings		51,126
Accumulated other comprehensive income		139
Total equity		51,273
Total liabilities and equity	$	53,961

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	35,103
Market Data Fees		23,610
OTC and Other revenues		1,506
Affiliate revenue		78
Transaction based expenses		(14,406)
Total revenues		45,891
Expenses:		
Compensation and benefits		89
Professional services		580
Technology and communication		16
Selling, general and adminstrative		(480)
Depreciation and amortization		954
Affiliate expense		9,102
Operating expenses		10,261
Operating income		35,630
Other expenses, net		(2,049)
Other expense, net		(2,049)
Pre-tax net income		33,581
Income tax expense		8,331
Net income	$	25,250

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	616
Income tax receivable		502
Due from affiliates, net		561,752
Current assets		562,870
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		121,837
Operating Lease Right of Use Asset		229
Other non current assets		100
Deferred Tax Asset		701
Other non-current assets		278,848
Total assets	$	841,718
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	95
Current liabilities		95
NON-CURRENT LIABILITIES:		
Other non-current liabilities		135
Non-current liabilities		135
Total liabilities		230
EQUITY:		
Contributed capital		3,490
Retained earnings		837,998
Total equity		841,488
Total liabilities and equity	$	841,718

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(100)
Technology expenses	(2)
Intercompany expenses	3,285
Operating expenses	3,183
Operating loss	(3,183)
Intercompany Interest income	40,740
Other income net	(1)
Other income, net	40,739
Pre-tax net income	37,556
Income tax benefit	(24,389)
Net income	$ 61,945

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	340
Income tax receivable		2
Current assets		342
OTHER NON-CURRENT ASSETS:		
Investment in Sub		6,635,197
Other non-current assets		6,635,197
Assets	$	6,635,539
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		1,279,127
Current Liabilities		1,279,127
Liabilities		1,279,127
EQUITY:		
Contributed Capital		24,346
Retained earnings		5,331,963
Accumulated other comprehensive income		103
Total equity		5,356,412
Total liabilities and equity	$	6,635,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	9
Intercompany Expense	-
Operating expenses	9
Operating loss	(9)
Interest income from affiliates	40,219
Other expense, net	2
Other income, net	40,221
Pre-tax net income	40,212
Income tax expense	1
Net income	$ 40,211

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates, net	$	661
Current assets		661
Assets	$	661
LIABILITIES AND EQUITY:		
EQUITY:		
Retained earnings		736
Accumulated other comprehensive income		(75)
Total equity		661
Total liabilities and equity	$	661

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate, net	$ 3
Current liabilities	**3**
Liabilities	**3**
EQUITY:	
Retained deficit	**(3)**
Total equity	**(3)**
Total liabilities and equity	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Liffe Holdings, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenue	**0**
Compensation and benefits	(540)
Operating expenses	**(540)**
Operating income	**540**
Pre-tax net income	**540**
Income tax benefit	
Net income	**540**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

NON-CURRENT ASSETS:		
Goodwill		(31)
Other non-current assets		(31)
Total assets	$	(31)
LIABILITIES and EQUITY:		
EQUITY:		
Retained deficit		(31)
Total equity		(31)
Total liabilities and equity	$	(31)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	8,611
Short-term Investments		10,816
Accounts receivable, net		171,869
Due from affiliates, net		723,078
Prepaid expenses and other current assets		8,868
Income tax receivable		883
Current assets		924,125
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		681,395
Accumulated depreciation		(302,677)
Operating Lease Right of Use Asset		14,784
Property and equipment, net		393,502
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,771,206
Investment in sub		440,448
Other non-current assets		130,215
Other non-current assets		3,905,870
Assets		5,223,497
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		64,624
Accrued salaries and benefits		59,487
Other Current Liabilities		3,243
Deferred revenue		31,128
SEC fees payable		37,617
Current liabilities		196,099
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		421,844
Other non-current liabilities		92,935
Accrued employee benefits - long term		143,216
Deferred revenue - long term		67,731
Non-current liabilities		725,726
Liabilities		921,825
SHAREHOLDERS EQUITY:		
Additional paid-in capital		203,539
Retained earnings		4,164,622
Accumulated other comprehensive income		(66,489)
Equity		4,301,672
Total liabilities and equity	$	5,223,497

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	752,411
Data services fees, net		244,738
Listing Fees		457,699
Other revenues		50,130
Affiliate revenue		126,232
Transaction based expenses		(570,174)
Total revenue, less transaction-based expenses		**1,061,036**
Compensation and benefits		180,633
Professional services		38,290
M&A		118
Technology and communication		30,007
Rent and occupancy		10,762
Selling, general and administrative		81,498
Depreciation and amortization		75,368
Affiliate expense		64,425
Operating expenses		**481,101**
Operating income		**579,935**
Interest income		369
Affiliate interest income		54,639
Interest expense		(5)
Other income, net		(815)
Other income, net		**54,188**
Pre-tax net income		**634,123**
Income tax expense		145,944
Net income		**488,179**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	208
Accounts receivable, net		1,406
Current assets		1,614
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,720
Accumulated depreciation		(4,720)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		5,355
Other intangibles, net		2,000
Other non-current assets		10,844
Other non-current assets		18,199
Assets		19,813
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(229)
Due to affiliates, net		2,998
SEC Fees Payable		1,017
Current liabilities		3,786
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non current		344
Other Non-Current Liabilities		3
Non-current liabilities		347
Liabilities		4,133
SHAREHOLDERS EQUITY:		
Retained earnings		15,680
Equity		15,680
Total liabilities and equity	$	19,813

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	35,335
Data services fees, net	4,573
Other revenues	205
Affiliate revenue	30
Transaction based expenses	(31,158)
Total revenue	**8,985**
Compensation and benefits	129
Professional Services	496
Selling, general and administrative	5
Depreciation and amortization	353
Affiliate expense	2,205
Operating expenses	**3,188**
Operating income	**5,797**
Other expense	(3,072)
Pre-tax net income	**2,725**
Income tax expense	671
Net income	**2,054**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	473
Accounts receivable, net		39,768
Due from affiliates, net		803,467
Prepaid expenses and other current assets		1,971
Current assets		845,679
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		20,059
Accumulated depreciation		(14,259)
Property and equipment, net		5,800
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non current assets		14
Other non-current assets		677,014
Assets		1,528,493
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,324
Accrued salaries and benefits		961
Income tax payable		21
Current liabilities		5,306
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		86,816
Other non-current liabilities		3,230
Non-current liabilities		90,046
Liabilities		95,352
SHAREHOLDERS EQUITY:		
Contributed capital		6,667
Retained earnings		1,426,462
Accumulated other comprehensive income		12
Equity		1,433,141
Total liabilities and equity	$	1,528,493

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Exchanges Data Services	$	53,259
Other Data Services		170,415
Affiliate Revenue		5,752
Total revenue		**229,426**
Compensation and benefits		5,061
Technology and communication		26,901
Rent and occupancy		344
Selling, general and administrative		474
Depreciation and amortization		1,831
Affiliate expense		14,133
Operating expenses		**48,744**
Operating income		**180,682**
Affiliate interest income		40,712
Other Expense		1
Other expense, net		**40,713**
Pre-tax net income		**221,395**
Income tax expense		52,829
Net income		**168,566**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

OB Acquisition, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

Optimal Blue Holdco, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.

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Optimal Blue I, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Income tax receivable		$	6,439
	Current assets		6,439
NON-CURRENT ASSETS:			
Deferred tax assets			201,082
	Other non-current assets		201,082
	Assets		207,521
LIABILITIES and EQUITY:			
NON-CURRENT LIABILITIES:			
Other non-current liabilities			63
	Non-current liabilities		63
	Liabilities		63
SHAREHOLDERS EQUITY:			
Contributed capital			180,244
Retained earnings			27,214
	Equity		207,458
	Total liabilities and equity	$	207,521

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Optimal Blue I, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Selling, general and administrative	449
Operating expenses	**449**
Operating loss	**(449)**
Pre-tax net loss	**(449)**
Income tax benefit	56,888
Net income before equity earnings	**56,439**
Equity Earnings in Subsidiaries	(29,225)
Net income	**27,214**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

PDR Services LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

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Pit Trader, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)

ASSETS:			
OTHER NON-CURRENT ASSETS:			
Investment in subsidiaries			1,989
	Other non-current assets		1,989
	Assets		1,989
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net			-
	Current liabilities		-
EQUITY:			
Retained earnings			1,989
	Equity		1,989
	Total liabilities and equity	$	1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
Total assets		-
EQUITY:		
Contributed capital		(465)
Retained earnings	$	465
Equity		-
Total equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		60
Pre-tax net income		**60**
Income tax expense		-
Net income	**$**	**60**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Radiate, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:	
Other assets	1
Current assets	1
Total assets	1
LIABILITIES and EQUITY:	
EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:		
Cash and cash equivalents	$	688
Accounts receivable, net		6,162
Income tax receivable		11
Due from affiliates, net		3,806
Current assets		10,667
PROPERTY AND EQUIPMENT		
Property and equipment cost		801
Accumulated depreciation		(801)
Property and equipement, net		0
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		79,778
Deferred income tax asset- noncurrent		952
Other non-current assets		357,434
Assets		368,101
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		111
Deferred revenue		35
Current liabilities		146
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		21,749
Non-current liabilities		21,749
Liabilities		21,895
SHAREHOLDERS EQUITY:		
Contributed capital		420
Retained earnings		345,786
Equity		346,206
Total liabilities and equity	$	368,101

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)

Data services fees, net	$ -
Total revenue	**-**
Selling, General and Administration	2
Depreciation and amortization	7,014
Operating expenses	**7,016**
Operating loss	**(7,016)**
Affiliate interest income	1,700
Other income, net	10
Other income, net	**1,710**
Pre-tax net loss	**(5,306)**
Income tax benefit	2,576
Net loss	**(2,730)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	478
Accounts receivable, net of allowance			1,471
Due from Affiliates, net			325,156
Prepaid expenses and other current assets			2,492
Income tax receivable			284
	Current assets		329,881
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			380,772
Accumulated depreciation			(219,954)
Operating lease asset			34,540
	Property and equipment, net		195,358
	Assets		525,239
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			4,248
Accrued salaries and benefits			2,177
Other current liabilities			6,225
	Current liabilities		12,650
NON-CURRENT LIABILITIES:			
Deferred tax liabilities - current			6,611
Other non-current liabilities			35,329
	Non-current liabilities		41,940
	Liabilities		54,590
SHAREHOLDERS EQUITY:			
Contributed capital			21,798
Retained earnings			448,851
	Equity		470,649
	Total liabilities and equity	$	525,239

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$	13,923
Affiliate revenue		71,074
Total revenue		**84,997**
Compensation and benefits		10,892
Professional services		1,613
Technology and communication		25,705
Rent and occupancy		74
Selling, general and administrative		(240)
Depreciation and amortization		32,237
Operating expenses		**70,281**
Operating income		**14,716**
Affiliate income		2,467
Other income		**2,467**
Pre-tax net income		**17,183**
Income tax expense		498
Net income		**16,685**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Current income tax receivable	$	1,148
Due from affiliates, net		12,717
Current assets		13,865
Total assets	$	13,865
LIABILITIES and EQUITY:		
NON-CURRENT LIABILITIES:		
Deferred non-current tax liabilities		15,245
Non-current liabilities		15,245
Total liabilities		15,245
EQUITY:		
Retained deficit		(1,380)
Total equity		(1,380)
Total liabilities and equity	$	13,865

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue	-
Expenses:	
Selling, general and administrative	16
Operating expenses	16
Operating income	(16)
Pre-tax net loss	(16)
Income tax expense	(1,128)
Net loss	$ 1,112

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Simplifile LC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	42,216
Accounts receivable, net		46,172
Prepaid expenses and other current assets		9,635
Due from affiliates, net		42,570
Current assets		140,593
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		39,996
Accumulated depreciation		(22,753)
Operating Lease Right of Use Asset		2,550
Property and equipment, net		19,793
NON-CURRENT ASSETS:		
Goodwill		227,405
Other intangibles, net		83,177
Other non-current assets		310,582
Total assets	$	470,968
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	48,890
Accrued salaries and benefits		1,781
Other current liabilities		958
Income tax payable		615
Current liabilities		52,244
NON-CURRENT LIABILITIES:		
Other non-current liabilities		7,787
Non-current liabilities		7,787
Total liabilities		60,031
EQUITY:		
Contributed capital		4,066
Retained earnings		406,871
Total equity		410,937
Total liabilities and equity	$	470,968

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Simplifile LC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Closing solutions	$	85,366
Affiliate revenue		32
Total Revenue		85,398
Expenses:		
Compensation and benefits		22,249
Professional services		104
M&A Expenses		78
Technology and communication		11,251
Rent and occupancy		903
Selling, general and administrative		3,401
Depreciation and amortization		15,054
Operating expenses		53,040
Operating income		32,358
Intercompany interest income		2,752
Other expense, net		2,752
Pre-tax net income		35,110
Income tax expense		9,466
Net income	$	25,644

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates, Net	$	264
Current assets		264
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		545
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		545
Equity		545
Total liabilities and equity	$	545

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**-**
Selling, general and administrative	-
Operating expenses	**-**
Operating income	**-**
Other expense, net	**-**
Pre-tax net income	**-**
Income tax expense	-
Net income	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(400)
Property and equipment, net		0
Assets		33
LIABILITIES and EQUITY:		
SHAREHOLDERS EQUITY:		
Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**-**
Depreciation and amortization	-
Operating expenses	**-**
Operating loss	**-**
Pre-tax net loss	**-**
Net loss	**-**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

StrikeNET LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	111
Total assets	$	111
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		158
Current liabilities		158
Total liabilities		158
EQUITY:		
Retained deficit		(47)
Total equity		(47)
Total liabilities and equity	$	111

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, General and Administration		(24)
Operating expenses		(24)
Operating income		24
Income tax expense		6
Net income	$	18

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

The Clearing Corporation
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,720
Current Assets		1,720
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,234
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Due to affiliate, net		14
Current liabilities		16
Liabilities		16
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,028)
Total Equity		24,218
Total Liabilities and Equity	$	24,234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	-
Total revenue		-
Expenses:		
Selling, general and administrative		10
Operating expenses		10
Operating loss		(10)
Interest income		75
Other income		75
Pre-tax net income		65
Income tax benefit		6
Net Income	$	71

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TOMN Holdings, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income tax receivable	$	5
Current assets		5
NON-CURRENT ASSETS:		
Other intangibles, net		3
Other non-current assets		118
Deferred tax assets		420
Other non-current assets		541
Assets		546
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities		179
Income Tax Payable		1
Current liabilities		180
NON-CURRENT LIABILITIES:		
Other non-current liabilities		56
Non-current liabilities		56
Liabilities		236
SHAREHOLDERS EQUITY:		
Additional paid-in capital		4,746
Retained deficit		(4,436)
Equity		310
Total liabilities and equity	$	546

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

TOMN Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Affiliate revenue	$	4,736
Total revenue		**4,736**
Rent and occupancy		15
Selling, general and administrative		(151)
Depreciation and amortization		10,000
Operating expenses		**9,864**
Operating loss		**(5,128)**
Other income, net		1
Other income, net		**1**
Pre-tax net loss		**(5,127)**
Income tax benefit		691
Net loss		**(4,436)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Trade Cert USA ltd
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Total assets	$ -
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate, net	$ 3
Current liabilities	3
Total liabilities	$ 3
EQUITY:	
Retained deficit	(3)
Total equity	(3)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trade Cert USA ltd
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Selling, general and administration	-
Operating expenses	-
Operating loss	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,778
Accumulated depreciation		(4,517)
Property and equipment net		1,261
OTHER NON-CURRENT ASSETS		
Deferred Tax Asset		182
Investment in subsidiary		168
Other non-current assets		350
Total assets	$	**1,611**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		269
Due to affiliates, net		1,012
Current liabilities		1,281
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		0
NonCurrent Liabilities		0
Total liabilities		**1,281**
EQUITY:		
Additional paid-in capital		5,451
Retained deficit		(5,121)
Equity		**330**
Total liabilities and equity	$	**1,611**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	-
Operating revenues		**0**
OPERATING EXPENSES:		
Compensation and benefits		322
Professional services		25
Technology and communcations		1
Selling, general & administration		4
Amortization & depreciation expense		775
Service & license fees to affiliates		83
Operating expenses		**1,210**
Operating loss		**(1,210)**
Income tax benefit		**313**
Net loss	**$**	**(897)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Current assets		3
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current	$	2
Goodwill		8,744
Investment in Subsidiary		10,968
Other non-current assets		19,714
Total assets	**$**	**19,717**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Due to affiliates, net		20
Liabilities		**20**
EQUITY:		
Contributed Capital	$	-
Retained Earnings		19,697
Equity		**19,697**
Total liability and equity	**$**	**19,717**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

TOTAL REVENUE	**$**	**-**
OPERATING EXPENSES:		
Selling, general and administrative		11
Affiliate expenses		17
Operating expenses		**28**
Pre-tax net loss		(28)
Income tax benefit		7
Net loss	**$**	**(21)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	**$**	**-**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net	$	2,000
Current liabilities		2,000
Total liabilities	**$**	**2,000**
EQUITY:		
Additional Paid in Capital	$	140
Contributed capital		1,519
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	**$**	**-**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemen should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	**-**
Net loss	**$ -**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(112)
Property and equipment, net		0
Assets		3
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates, net		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	-
Depreciation and amortization	0
Operating expenses	**0**
Operating loss	**0**
Pre-tax net loss	**0**
Net loss	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT I

The audited consolidated financial statements for New York Stock Exchange LLC for the year ended December 31, 2023 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Year Ended December 31, 2023
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2023

Contents

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of New York Stock Exchange LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst + Young LLP

June 28, 2024

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2023

Assets	
Current assets:	
Cash and cash equivalents	$ 9
Short term investments	11
Accounts receivable, net	173
Due from affiliates	714
Loan receivable from affiliate	821
Income tax receivable	1
Other current assets	12
Total current assets	1,741
Non-current assets:	
Property and equipment, net	589
Goodwill	1,564
Other intangible assets, net	1,771
Other non-current assets	608
Total non-current assets	4,532
Total assets	$ 6,273
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 172
Due to affiliates	517
Deferred revenue	31
Total current liabilities	720
Non-current liabilities:	
Accrued employee benefits	132
Deferred revenue	68
Deferred income taxes	414
Other non-current liabilities	128
Total non-current liabilities	742
Total liabilities	1,462
Equity	4,811
Total liabilities and equity	$ 6,273

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2023

Revenues:	
Transaction fees	$ 752
Listing fees	458
Data services fees	259
Affiliate fees	183
Other	50
Total revenues	1,702
Transaction-based expenses:	
Section 31 fees	136
Cash liquidity payments, routing and clearing	434
Total revenues less transaction-based expenses	1,132
Operating expenses:	
Compensation and benefits	197
Technology and communications	56
Professional services	40
Rent and occupancy	11
Selling, general and administrative	82
Depreciation and amortization	112
Affiliate	44
Total operating expenses	542
Operating income	590
Other income:	
Interest and other income, net	92
Income before income tax expense	682
Income tax expense	130
Net income	$ 552
Other comprehensive income:	
Employee benefit plan adjustments	(11)
Total comprehensive income	$ 541

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2023

Balance at January 1, 2023	$ 7,042
Net income	552
Distributions to affiliates	(2,842)
Contribution from affiliate	40
Employee benefit plan adjustments to accumulated other comprehensive income	(11)
Stock-based compensation	30
Balance at December 31, 2023	$ 4,811

See accompanying notes to consolidated financial statements.

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2023

Operating activities:		
Net income	$	552
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		112
Stock-based compensation		30
Deferred income taxes		(34)
Change in assets and liabilities:		
Accounts receivable		61
Loan receivable from affiliate		(353)
Other assets		(20)
Accounts payable and accrued liabilities		(60)
Due to affiliates, net		(157)
Deferred revenue		(7)
Accrued employee benefits		(3)
Other liabilities		(1)
Total adjustments		(432)
Net cash provided by operating activities		120
Investing activities:		
Short term financial investments		(4)
Capital expenditures		(123)
Net cash used in investing activities		(127)
Net decrease in cash and cash equivalents		(7)
Cash and cash equivalents, beginning of year		16
Cash and cash equivalents, end of year	$	9
Supplemental cash and non-cash flow disclosure:		
Cash paid for income taxes	$	1
Non-cash distributions to affiliates		(2,842)
Non-cash contribution from affiliate		40

See accompanying notes to consolidated financial statements.

1. Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SROs: NYSE Arca, Inc., NYSE American LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, Hercules Solutions LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company held $4 million of these types of investments.

Short Term Investments

The Exchange's financial investments are carried at fair value, with changes in fair value, whether realized or unrealized, recognized in other income.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

Allowance for Doubtful Accounts

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments,*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was $5 million as of the balance sheet date.

Software Development Costs

We capitalize costs related to software we develop or obtain for internal use. The costs capitalized include both internal and external direct and incremental costs. General and administrative costs related to developing or obtaining such software are expensed as incurred. Development costs incurred during the preliminary or maintenance project stages are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over the useful life of the software, generally not exceeding three years (except for NYSE platforms, which have seven-year useful lives). Amortization begins when the software is ready for its intended use.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2023.

Long-Lived Assets and Finite-Lived Intangible Assets

We review our long-lived and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2023.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 9).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services.

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through ICE Global Network, or "IGN". IGN is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. Revenues are primarily subscription-based, billed monthly, quarterly or annually in advance and recognized ratably over time as our performance obligations of data delivery are met consistently throughout the period. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2023, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2023, $674 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $458 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. Generally, fees for other revenues contain one performance obligation. Services for other revenues are primarily satisfied at a point in time. Therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Leases

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term investments, customer accounts receivable and other short-term assets and liabilities.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Other Intangibles

The Exchange's intangible assets include $1,771 million of intangible assets purchased in connection with acquisitions. The following table presents the details of the intangible assets as of December 31, 2023 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 1,524	$ —	Indefinite
Customer relationships	228	(136)	17 years
Trade names	155	—	Indefinite
Other intangible assets	73	(73)	5 years
Total	$ 1,980	$ (209)	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen-year and three-year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2023, amortization expense of acquired intangible assets was $18 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2024	$ 13
2025	13
2026	13
2027	13
2028	13
Thereafter	27
Total	$ 92

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2023 were as follows (in millions):

Current:	
Federal	$ 141
State and local	23
Total current	164
Deferred:	
Federal	(4)
State and local	(30)
Total deferred	(34)
Total tax expense	$ 130

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2023 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	4
State apportionment changes	(3)
Prior year adjustments	(2)
Other	(1)
Effective tax rate	19 %

The effective tax rate is lower than the federal statutory rate primarily due to tax benefits from state apportionment changes and prior year adjustments, partially offset by state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2023 (in millions):

Deferred tax assets:		
Deferred compensation	$	39
Deferred revenue		17
Lease liability		18
Liability reserve		15
Total deferred tax assets	$	89
Deferred tax liabilities:		
Acquired intangible assets	$	(462)
Right of use asset		(13)
Property and equipment		(14)
Other		(14)
Total deferred tax liabilities		(503)
Net non-current deferred tax assets/(liabilities)	$	(414)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. $4 million of valuation allowance related to state net operation loss was released during the year due to state tax law changes. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

During the year ended December 31, 2023, the Exchange utilized gross state and local net operating loss carry-forwards of $51 million. As of December 31, 2023 the Exchange has no remaining net operating losses.

For the year ended December 31, 2023 the unrecognized tax benefits increased by $6 million, mainly due to additions based on tax positions related to current and prior tax years. The ending balance is $48 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2023, the Exchange recognized $2 million of tax benefit for interest and penalties. Accrued interest and penalties were $9 million as of December 31, 2023. Tax years prior to 2015 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2023, expenses of $44 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2023, revenues of $183 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2023, the Exchange had a $714 million receivable and a $517 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $59 million have been received from affiliates and payments of $172 million have been made to affiliates subsequent to the year ended December 31, 2023.

Additionally, as of December 31, 2023, the Exchange had a loan receivable from the Parent of $821 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three-month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2023, interest income of $55 million has been recorded and is included in interest and other income, net in the accompanying consolidated statement of comprehensive income.

6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2023 (in millions):

Land, buildings and building improvements	$	343
Leasehold improvements		165
Computers and equipment		215
Software, including software development costs		254
Furniture and fixtures		19
Construction in Progress		67
Right-of-use lease assets		49
		1,112
Less: accumulated depreciation and amortization		(523)
Total property and equipment, net	$	589

For the year ended December 31, 2023, amortization of software, including software development costs, was $36 million and depreciation of all other property and equipment was $58 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $64 million as of December 31, 2023.

7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including the Company, will not be reimbursed for costs expended to date. Due to the replacement of the original plan processor, promissory impairment charges were recorded in 2019, 2020, and 2023. $3 million of impairment charges were recorded in 2023.

During the year ended December 31, 2023, total payments to the CAT were $9 million with a net $7 million being recorded to notes receivable in the consolidated balance sheet after a $2 million reserve and provision recorded in professional services in the consolidated statement of net income. The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. As of December 31, 2023, the Exchange has accrued approximately $20 million as a receivable in connection with our portion of expenses related to the CAT implementation. In addition, there are additional risks to SRO participants related to regulatory actions or fines in connection with a delay in implementation of the CAT.

8. Deferred Revenue

Total deferred revenue was $99 million as of December 31, 2023, including $31 million in current deferred revenue and $68 million in non-current deferred revenue. During 2023, there were additions of $449 million and amortization of $456 million in deferred revenue. Included in the amortization recognized in 2023, $40 million related to the deferred revenue balance as of January 1, 2023. As of December 31, 2023, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Total
2024	$ 31
2025	27
2026	22
2027	13
2028	5
Thereafter	1
Total	$ 99

9. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2023; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $47 million of non-current assets classified as other non-current assets, $12 million of current liabilities classified as accounts payable and accrued liabilities, $128 million of non-current liabilities classified as accrued employee benefits, $61 million of other comprehensive loss reflected as equity, and net income of the Plans of $1 million classified as other income, net. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2023, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2024. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives.

The fair values of the pension plan assets at December 31, 2023, by asset category were as follows (in millions). See Note 10 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 8	$ —	$ —	$ 8
Equity securities:				
U.S. large-cap	—	18	—	18
U.S. small-cap	—	6	—	6
International	—	11	—	11
Fixed income securities	154	542	5	701
Total	$ 162	$ 577	$ 5	$ 744

The above table includes a total of $50 million of net unsettled securities purchases as of December 31, 2023. These trades settled in January 2024.

The measurement date for the pension plan is December 31, 2023. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 10, as of December 31, 2023 and a statement of funded status of the pension plan as of December 31, 2023 (in millions):

Change in benefit obligation:	
Benefit obligation at January 1, 2023	$ 647
Interest cost	30
Actuarial loss	14
Benefits paid	(47)
Benefit obligation at December 31, 2023	644
Change in plan assets:	
Fair value of plan assets at January 1, 2023	687
Actual return on plan assets	54
Benefits paid	(47)
Fair value of plan assets at December 31, 2023	694
Funded status	50
Accumulated benefit obligation	644
Amounts recognized in the ICE consolidated balance sheet:	
Accrued pension plan asset	50

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2023 (in millions):

	Year Ended December 31, 2023
Interest cost	$ 30
Estimated return on plan assets	(35)
Amortization of loss	—
Aggregate pension expense	$ (5)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2024	$ 50
2025	51
2026	50
2027	50
2028	49
Next 5 years	232

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2023, the cash surrender value of such policies was $64 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2023 (in millions):

Change in benefit obligations:	
Benefit obligation at January 1, 2023	$ 26
Interest cost	1
Actuarial loss	—
Benefits paid	(4)
Benefit obligation at December 31, 2023	23
Funded status	(23)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(4)
Accrued employee benefits	(19)

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2023 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2024	$ 4
2025	3
2026	3
2027	2
2028	2
Next 5 years	9

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2023
Weighted-average discount rate for determining benefit obligations (pension/SERP)	4.7%/4.6%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	4.8%/4.7%
Expected long-term rate of return on plan assets (pension/SERP)	4.4%/ N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $3 million for the year ended December 31, 2023.

The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2023 is 4.7%. The weighted average discount rate for determining the interest cost as of December 31, 2023 is 4.8%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2023
Benefit obligation at the end of year	$ 129
Interest cost	5
Actuarial gain	19
Employee contributions	2
Benefits paid	(13)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(9)
Accrued employee benefits	(120)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2024	$ 9
2025	9
2026	10
2027	10
2028	10
Next 5 years	48

For measurement purposes, ICE assumed a 6.5% annual rate of increase in the per capita cost of covered health care benefits in 2023 which will decrease on a graduated basis to 3.9% in the year 2047 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2023 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 77	$ 3	$ (14)	$ 66

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2023 were $69 million related to the Parent's defined contribution plans.

10. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 9 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2023 is as follows (in millions):

	Level 1	Level 2	Level 3	Total
Mutual Funds (SERP/ SESP)[1]	$ 6	$ —	$ —	$ 6

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2023, none of these assets were required to be recorded at fair value since no impairments were recorded.

11. Leases

The Exchange leases office and data center space and incurs fees for offsite storage. The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized less than $1 million of rent expense for office space as rent and occupancy, and $11 million of technology and communication expense for data center space in 2023, within the Exchange's consolidated statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset recorded to property and equipment, net, current liability recorded to accounts payable and accrued liabilities, and non-current liability recorded to other non-current liabilities in the consolidated balance sheet are as follows (in millions):

	As of December 31, 2023
Right-of-use lease asset	$ 49
Current operating lease liability	9
Non-current operating lease liability	45
Total operating lease liability	$ 54

As of December 31, 2023, we estimate that our operating lease liability will be recognized in the following years (in thousands):

2024	$ 12
2025	12
2026	13
2027	13
2028	9
Thereafter	—
Lease liability amounts repayable	59
Interest costs	5
Total operating lease liability	$ 54

The Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2023 was $1 million.

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

On May 22, 2024, the SEC publicly announced an Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing A Cease-And-Desist Order (the "Order"), finding the Exchange and eight other ICE subsidiaries governed by the SEC's Regulation Systems Compliance and Integrity ("Reg SCI") violated Reg SCI and ICE caused such Reg SCI violations. A copy of the Order, the findings of which the Exchange neither admits nor denies, can be found at https://www.sec.gov/files/litigation/admin/2024/34-100206.pdf. ICE paid the applicable fine in full and there is no impact to the Exchange's financial statements.

On June 3, 2024, an internal technology issue impacted NYSE subsidiary Securities Industry Automation Corporation ("SIAC")'s correct calculation of certain industry-wide trade price bands, leading to the incorrect triggering of trading halts in certain symbols. The NYSE and its affiliates have received claims for trading losses that members claim occurred due to this SIAC issue and have evaluated eligibility of such claims for compensation under applicable exchange rules. As of the report date, NYSE (in combination with one or more affiliates, including SIAC) expects to pay at least $30 million in claims from members related to this issue. These claims will have no impact on the financial statements as of December 31, 2023.

13. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 28, 2024, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements, except as disclosed in Note 12 above.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT K

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT M

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2024

EXHIBIT N

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 28, 2024

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

1 See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

2 See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

3 See id. at 5, and 82 FR 20671, at 20672.

ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.(5)
Intercontinental Exchange Property Protection, Inc.
Super Peach Acquisition Sponsor, LLC
Super Peach Acquisition Corp.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
ICE Data Indices, LLC
ICE 5660, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
ICE eConfirm LLC
ICE Brazil Tech-nology, LLC
ICE Trade Vault, LLC(3)
Chatham Energy, LLC
10531561 Canada Inc.
CalRock Brokers Inc.(6, 17)
ICE NGX Canada Inc.(3,17)
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
Pit Trader, LLC
ICE U.S. OTC Commodity Markets, LLC
Bakkt Management Holdings, LLC
ICE Credit SEF LLC
ICE Futures U.S., Inc.(3) (fka Board of Trade of City of New York, Inc.)
ICE Clear U.S., Inc.(3) (fka New York Clearing Corporation, Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
ICE Middle East Investments, LLC
ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
ICE Futures Abu Dhabi Limited(2, 3, 12, 19, 21)
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE US Holding Company LP
<1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
The Clearing Corporation(3) (Dormant)
Guaranty Clearing Corporation (Dormant(3))
ICE Clear Credit LLC(3, 5)
Radiate, Inc.
Creditex Holdco, LLC
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services, LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
ICE Bonds Securities Corporation (fka Creditex Securities Corporation)(4, 5, & 18)
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
ICE ETF Hub, LLC
ICE Securities Execution & Clearing, LLC (4, 5, 18)
ICE Swap Trade, LLC(3)
ICE Credit Hub, LLC
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc.
ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION (SEC)
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD
19 ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20 MULTISTATE MONEY TRANSMITTER REGULATORS
21 Swiss Financial Market Supervisory Authority (FINMA)
UNITED STATES
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ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc.
NYSE Group, Inc.
NYSE IP LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Arca, Inc. (5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
NYSE Chicago Holdings, Inc.
NYSE Amex Options LLC (47.2% NYSE American LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NSX Securities LLC
NYSE Chicago, Inc. (5)
CHXBD, LLC (4)
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Market (DE), Inc.
NYSE Technologies Connectivity, Inc.
Hercules Solutions LLC
FINRA/NYSE Trade Reporting Facility LLC (4, 5)
ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
UNITED STATES
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ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



ICE Europe Parent Limited
Aether IOS Limited
ICE Securities Netherlands B.V.
Exchange Participations Limited
(Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExch-ange Holdings
(Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage Holdco Ltd
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
ICE Data Derivatives UK Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Clear Europe Limited (3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExc-hange Holdings 50%)
ICE Clear UK Limited (DORMANT)
essDOCS Limited
essDOCS EMEA Limited
ICE Digital Trade Management Limited (essDOCS Limited 99.9%, essDOCS EMEA Limited .1%)
essDOCS VENTURES I LIMITED
essDOCS Asia Pacific Pte. Ltd.
essDOCS Americas Limited
essDOCS (MED) M.E.P.E
ICE Digital Trade Origin Limited
Trade Cert USA Ltd
essDOCS Australia Pty Ltd
eCertify Pty Ltd
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
ICE Markets Limited(2)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Data Services Limited
ICE Futures Europe (ICE Futures Holdco No. 1 Ltd >99%, ICE Futures Holdco No. 2 Ltd <1%)(9)
ICE Futures Limited (DORMANT)
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
Finexeo UK Limited
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
ICE Warrants Limited
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ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
Interactive Data Holdings Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
ICE Data Services International, Inc.
ICE Data Connectivity & Feeds, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holdings Inc.
Andrew Kalotay Associates, Inc.
IDCO Worldwide Holdings Ltd.
ICE Data Services Wireless LLC
ICE Atrium Inc.
NYSE Technologies Canada Ltd.
Interactive Data Canada Inc.
StrikeNET LLC
IDCO Overseas Holdings Ltd.
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
ICE Data Services Ireland Limited
ICE Data Services Europe Limited
ICE Data Services Jersey Limited
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
ICE Data Desktop Solutions Limited (2)
ICE Data Services France SAS
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
ICE Data Services Italy S.r.l
Interactive Data Finance (UK) Ltd.
Engaged Tracking (ET) Index Ltd
UNITED STATES
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ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7)
(NYSE: ICE)
ICE Mortgage Technology Holdings, Inc.
ICE Mortgage Technology, Inc.
Capsilon Holdings, S.a.r.l.
ICE MT Poland Sp z.o.o. (99% Capsilon Holdings, S.a.r.l., 1% Capsilon Holdings Limited (Mauritius))
Capsilon Holdings Limited
ICE MT, LLC (99.9% Capsilon Holdings, S.a.r.l., 0.1% Capsilon Holdings Limited (Mauritius))
Black Knight Inc.
Black Knight Financial Services, Inc.
Black Knight Financial Services, LLC
BKFS I Services, LLC
Black Knight InfoServ, LLC
Black Knight Government Solutions, LLC
Black Knight Technologies, LLC
Black Knight Data & Analytics, LLC
Black Knight IP Holding Company, LLC
TOMN Holdings, Inc.
Black Knight Servicing Technologies, LLC
Optimal Blue I, LLC
Collateral Analytics, LLC
eMBS LLC
ICE Mortgage Services, LLC
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Simplifile Holdings, Inc.
Simplifile LC
Closing Technology & Services, Inc.
UNITED STATES
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